Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-135278) that includes a preliminary joint proxy statement/prospectus of Constellation Energy and FPL Group. Once finalized, a definitive joint proxy statement/prospectus will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. Investors are able to obtain these materials (as they become available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's and Constellation Energy's directors and executive officers is available in the preliminary joint proxy statement/prospectus that Constellation Energy has filed with the SEC in connection with the proposed merger. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the preliminary joint proxy statement/prospectus filed by Constellation Energy and will be contained in other relevant materials to be filed with the SEC.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth.  Actual results may differ materially from such forward-looking statements.  A discussion of factors that could cause actual results or events to vary is contained at the end of this document and in FPL Group's SEC filings.

This filing includes a transcript of FPL Group's September 7, 2006 audio webcast broadcast of the Lehman Brothers 20th Annual Energy Conference.

FPL Group

September 7, 2006
10:25 AM ET

Unidentified Participant: All right, our next presenter will be Moray Dewhurst from FPL.

Moray Dewhurst: Thank you, Dan, for that speedy introduction. Good morning, everybody, let me get straight into the preliminaries. First of all, simple preliminary, this is not a solicitation. We are not at the point yet of asking for your proxy. I will be making some forward-looking statements, so I draw your attention to the full cautionary statement, which is included in the pack, which should be available outside or at the back of the room.

Let me just kind of summarize the key things that I want to talk about this morning. I want to give you a little bit of an update on where we are from a business perspective on both sides of the house, and the bottom line is we're very happy with where we are, and I also want to talk briefly about the status of the Constellation deal; give you as much of an update as I can, although, unfortunately, I don't have a lot of new information on that front, but given all the twists and turns of the proceedings, I'm sure there will be some questions on that.

Since this is an FD event, I want to take advantage of it to make sure that we reiterate what we said in the second quarter call with respect to earnings expectations. The numbers here, the $2.80 to $2.90 for this year, and the $3.15 to $3.35 for next year were numbers that we first discussed with in the third quarter call from last year. So they were based on everything -- all the information that we had available at that time, the way we saw the world.

As I indicated on the second quarter call, clearly, some things have changed, and relative to the original expectations, where we are today, we would see 2006 likely at the high end of the range, even including the negative impact of $0.07 from the storm costs disallowances. I just want to make that clear. And while we are right now deep in the process of the 2007 business planning, what I can still say is that at the moment the external drivers -- things like commodity prices, the economic outlook -- clearly support us being in the upper half of the range that we put out in October of last year.

We will have a lot more to say in the third quarter call about '07 expectations, and we'll have more detail of how we expect to get there, so we'll both refine the numbers and give you more of the drivers, as I said, it's an FD event, so it's good to reiterate those things.

Amazingly enough, there has been no significant change in our portfolio. We still have the two principal businesses -- Florida Power and Light, now over 4.4 million customers and continuing to grow an attractive service territory. FPL Energy continuing to do extremely well. I think if you look back on the last five years, one of the success stories in the competitive energy front on a consistent basis and obviously the wind business has been a key part of that, and I want to spend a little bit of time this morning talking about the role of the wind business within the FPL Energy portfolio.

Before I do that, just a couple of comments on FPL, a little update -- 2006 looking to be, with a couple of exceptions, generally in line with our expectations going into the year. The expectations are the customer growth lagging a little bit behind where our expectations were. Not significantly, but that's a trend that we are watching and, as I'll discuss when I talk about 2007, it's clearly an area of uncertainty. The weather has been slightly below normal, nothing out of the range of statistics that you should expect. Probably the biggest exception to where we were in October of last year is the initiation of our Storm Secure program, which is a program to, over time, make the T&D network more resilient to the impact of tropical storms and hurricanes and easier and quicker and cheaper to restore when we do have damage. That has not had a material impact in financial terms this year, but it will be significant, going forward, so I want to flag that one.

Clearly, we have a great deal of regulatory clarity at this stage. Obviously, it's the first year of our new base rate agreement, which runs through the end of '09. We have the storm cost recovery decision out, and while that is not, by any means, everything that we had hoped for or felt was appropriate, it is what it is, and we can live with it and move forward, and we are well along in the process of getting going on securitization. We hope to have proceeds from the securitization transaction certainly before the end of the year.

Looking forward to 2007, a couple of comments -- first of all, we just made our annual fuel filings, and the good news there is based on all the sort of puts and takes where commodity prices are, roll off of hedges, disappearance of recovery of previously under-recovered amounts. The net effect should be a very slight reduction in the total fill that our retail customers see -- so that's clearly good news.

On the revenue outlook, that suggests to us that we should start to see some return to positive usage growth, which is the long-term underlying trend that this year was essentially masked by the price elasticity effect driven by the large increase in fuel and hence customer rates early this year. We would also expect continued moderate customer growth, as I indicated a moment ago. That's probably an area of uncertainty for us. We clearly have seen something of a slowdown. I think the bloom is off the rose of the condo-building bubble, but the rest of the sort of building trend appears still to be pretty strong in Florida. So a little bit uncertain what we're going to see there. We'll be watching that one very closely. We'll have a little bit more, I'm sure, to say on the third quarter call. So at the moment we still expect good customer growth. Not the levels we've had for the last few years, which have been exceptionally high, but certainly good positive growth.

On the cost front, the big challenge for us will be, really, funding a significant impact from the Storm Secure initiative. We are right now wrestling with the problem of how big that initiative should be, how quickly we should be attempting to do certain things and precisely how we should go about hardening the network infrastructure. A lot of variables that we just don't yet fully have our hands around. But, essentially, from a cost point of view, we will be looking for our regular productivity initiatives in just about every other area to be sufficient to fund the Storm Secure initiative as well as the ongoing trends in benefits costs while still leaving us in a position to deliver acceptable results to the shareholders. I think we'll be in good position to do that. But, really, that's the area, in a sense, discretionary spending, if you like.

Finally, Turkey Point 5, the expansions down there is on schedule and on budget, and that will have a positive impact for customers and for shareholders under the new rate agreement that should benefit from the generation base rate adjustments when it comes online, but it will also save on the customer fuel bill. So the net effect is both a positive for the shareholder and a positive for the customer.

So, with that, let's now turn to the FPL Energy, where I wanted to really focus most of my attention. FPL Energy is, this year, well ahead of where we had expected it to be for a number of different reasons, but fundamentally we have had a combination of favorable market conditions, excellent operational performance, and the progress of the wind business being a little bit ahead of where we had expected it to be. So '06 is coming in quite a bit better that we had even our most optimistic projections had been October of last year, and we also look well positioned for another good year in '07.

So what I'd like to do is split FPL Energy apart and make sure people understand what the components are and how they contribute. In the process, I'd like to focus particular attention on the wind business, because it is a key part of the portfolio, and it's a key driver of the value proposition there.

So, first of all, let's just look at the segments within FPL Energy, and there's a number of different ways that we can do that, but this is one logical way that we tend to look at the business -- really, five different segments given the wind business and the discrete segments in and of itself. That's not entirely true there, because some of the assets are more appropriately, at times, viewed as integrated into the regional geographic portfolios. Sometimes they are more appropriately viewed as stand-alone assets. But here we just lump them all together just to focus on them.

Roughly, 30% of the megawatts, roughly 40% of the capital employed in the business, and the value proposition really is primarily in the nature of long-term contracts with some unknown terminal value. When we do our project valuations, we don't typically attach significant weight to the terminal value of these projects. We look at them on the basis of their contractual period. But, obviously, there is some value in the post-contract period, and I think, over time, we're going to see some of these projects actually become quite valuable in that period.

Second segment is the old projects that QF contracted portfolio, about 18% of the megawatts, 15% of the capital employed -- pretty straightforward value proposition -- long-term contracts with some variable merchant payoff. So when the contract rolls off, you're left with a merchant asset of varying value. Typically, that's not going to be a great deal of value in these merchant markets because most of these projects are older, higher heat rate, less efficient assets. So once the contractual period is done, they will have some value but not a great deal. Again, the core value proposition is in the contractual period.

Then we really have the three parts of the merchant portfolio divided geographically here just into New England, Texas, and all other. And, again, the value propositions for each of these are really similar although in nature of the portfolio positions difference, with the best being New England, the second-best Texas, and the other list being a little bit less strong. You can see the numbers there. In all cases, those are a collection of merchant assets that are actively managed, actively hedged together as a group and, in most cases, include some small requirements short positions that are integrated into the management of the portfolio. In the case of Texas, also including a small retail short position, which, again, is managed as an integral part of that portfolio. So that's what's there.

The wind business, obviously, is a key part of that. It has been a focus of ours for now quite a long time -- coming close on a decade of really sustained development growth in that business. By the end of this year, we'll have about 4,000 megawatts in the portfolio, by the end of next year, somewhere around 4,700 or more. Roughly, a little over a third of the installed base, and you can see how that trend has changed, over time. So it is a very significant business in the context of FPL Energy's portfolio. Obviously, we are the largest player in the industry.

They contribute disproportionately to FPL Energy's financial performance. This is a look at the proportion of adjusted earnings contributed by the wind business over the last two years, and if I go back behind 2002, it would have been significantly below a quarter. But from about a quarter, it's grown to well over a third. Let me just note that the 2004 percentages are a little bit distorted because in the earnings for other, it included the restructuring charge that we took on the Marcus Hook contract got a negative 40 million income effect. So if you were mentally to factor that out, you'd find that the wind percentage was actually more consistent with the 35 for the other years.

So it's a significant portion economically of the whole. The contributor but, equally important, I would argue, is it made that contribution with a relatively modest and attractive risk profile. So on the left of this chart, if I look at the things that defined the risk characteristics in wind projects, they are, generally speaking, pretty good. We have short developments in construction cycles. We're not talking about mostly years to get one of these projects up and running. As you can tell just by the way we have scaled up the development -- scale up or scale back the development asset. We have a lot of flexibility in how much we can do in any particular year.

We have a pretty front-loaded cash flow profile. So the return of capital and the return on capital comes relatively quickly, so you are not committing to a project that is a 30-year project where you won't know until year 28 whether, in fact, you had a good deal going on, as with the case of virtually with so many of the other assets in this business.

These assets tend to have what I call a "tolerance operational risk" profile; that is, because a wind field consists of many turbines, and turbines tend to fail one at a time, when you do have operational failures, they tend to fail gracefully. So if one turbine goes down, you can work on it, find out what the problem is, but you're still getting the output of the 99 or 199 other turbines in that field in the meantime.

In contrast, much as we love our nuclear assets, they are clearly, from an operational perspective, all or nothing. So when the plant goes down for whatever reason, it's a much more significant event -- so risk from a wind portfolio, very tolerant from an operational perspective. Which leaves you with the two key risk drivers, as I see them, which are primarily the customer credit, which we spend a lot of time working on and making sure we're comfortable with, and resource variability. And resource variability is inherent in the natural resource that we're looking at. It's, in my view, very analogous to temperature variability, which investors have had many years to get comfortable with as a driver of utility earnings. We are going to see years where wind resources are above the long-term norms, and we're going to see years when they are below their long-term norms. But they will oscillate around some predictable value, and there is no, in my view, inherent value consequence to being -- any particular year -- being above or below that.

One way that the risk profile is evidenced is in the fact that we have been able to execute significant non-recourse or limited recourse, and let me explain the difference there. Technically, the financings that we've done on the wind portfolio are limited in recourse to the assets of the portfolio but for one thing, which is that the company commits to essentially the paying to the project the value of the production tax credit whenever the project is delivering energy. So when there is a PTC dollar being created by the project, we simply guarantee that we will pass that value through to the project. Otherwise, they have no corporate support. By the end of this year, on 3.2 billion of capital employed, we'll have, roughly, a 2 billion of non-recourse or limited recourse fit. And that's without all the assets in the portfolio being levered. So I think that gives you a pretty good indication that there is a market out there that recognizes the risk profile of these assets, and that can be reflected in our ability to raise capital in a corporate credit sensitive fashion, and that's clearly been a big help for us.

Taking that a little bit further, let me give you our view of the relative risk/return potential of the different elements in the portfolio overall. Now, I recognize I've made this deliberately conceptual. I've centered everything here around a nominal value of Florida Power and Light, and we could differ as to what the return and risk potential of Florida Power and Light is, and it's not really particularly relevant here today. Just think about, in your own mind as whatever it is in your own mind, that's the baseline. Relative to that, the wind business offers somewhat better return potential and arguably lower risks than a regulated utility. Similarly, the QF portfolio offers slightly better return potential at arguably slightly lower risks.

The rest of the FPL Energy portfolio, the merchant portion, clearly has a higher risk profile. In our own minds, we feel very comfortable with where we are in New England and Texas, and the long-term potential there, we think gives us the return potential consistent with their incremental risk over the base of business. The other stuff is more of a question mark in my mind but not that relevant here today. The key point here is the wind business really does have a rather unique position in the portfolio in terms of the combination of attractive return and moderate risk, which immediately raises the question of where does it work, where does it sit in the portfolio from a valuation perspective?

So to address that question, there could be no better place for us to go than to the research, the infallible research, performed by Mr. Dan Ford. He did not pay me for that endorsement. So, unfortunately, Dan did not have a lot of data on which to base relative valuations for wind assets. He and his team did do some very good work on looking at different asset classes, and the top sidelines here are the numbers that they came up with as quartile valuations, the different classes of assets. The bottom is what we, FPL Group, would argue logically should be the rough equivalents for wind valuation, and I'll explain a little bit why I think that in a moment. But I'm going to carry these numbers forward, and I'm not going to use our view in the numbers that we do in a moment, I'm going to use the hydro line, which you can see is lower than we believe the wind valuation probably should be. But I'm going to use the hydro line because I think it's the closest analog that we have where we do have some actual market data to drive some valuation numbers. It's analogous because, again, you have a variable resource that fundamentally operates with zero fuel costs in a full-price environment.

Now, let me spend a moment just talking about the numbers on the bottom there and how we kind of get there. And it's really pretty straightforward. You can do these numbers yourself. I have said on many occasions to many of you that a typical wind project will earn a return of 2 to 4 percentage points in risk-adjusted opportunity cost of capital and, typically, we will have a contract that goes 20, 25, 30 years on those projects. It doesn't take much to do the simple EPS arithmetic on that, and realize that for every dollar that we put into the ground with those characteristics, we are essentially creating somewhere between $0.15 and $0.40 for that dollar in incremental value. Take those numbers and multiply them through the typical dollar for KW, and you will get numbers very equivalent to what I showed you on the previous chart. There clearly are differences across the portfolio in how good different projects are. The best, as I say, would be somewhere around the $2,000 a KW and a project that's already run a portion of its life and seeing some of the returns taken out of it might well be down around $800 a KW or below from there. But it's real value, real cash flow value, and it doesn't take much to come up with the calculations to show that.

But leave that one aside and bear with me while I take Dan's hydro numbers and apply those values, plus the others, to the different components of the FPL Energy portfolio. We have done that here. We have made our subjective assessment of which quartile the various assets fall into, given the drivers that Dan and his team talked about in his research report. We've done that with the wind portfolio itself. As I said, not all wind projects are created equal. Some are better than others because the majority of them have been done in recent years and because the most recent ones have been the most attractive and it's not surprising that we see many bidding in the top two quartiles, but we do have a bunch of older projects but are not worth as much today. So we take those, multiply them by the hydro multiples, which you saw from the previous page, add in our assessment on the other elements of the portfolio, and obviously you can draw your own conclusions as to what the numbers you saw was the way you see the different assets. But the number we come up with based on this bottom-up asset view is a little over $14 billion in enterprise value for FPL Energy.

Now, that's interesting because, at the same time, if you look at how competitive energy businesses or competitive ITPs are trading today in the marketplace, you will see numbers on the order of 6.5 to 7 times what I'll call "open 2008 EBITDA," i.e., 2008 expected EBITDA as though there were no hedges in place. So EBITDA is not a very meaningful number, a GAAP number for FPL Energy, because it reflects value. The production tax credits, which have real cash value from an accounting income statement point of view, show up elsewhere.

If we were to gross up, if you like, the value of the PTCs and include them in a quasi-EBITDA number, by 2008, which is the number that, while these valuations are based on, FPL Energy would have an adjusted EBITDA approaching 2 billion. You multiply 2 billion by 6.5 to 7, and you get a number that's around the 14 billion of enterprise value. So there is some consistency there.

I may continue to argue that we are not getting as much credit as we ought to for the wind business, but we're certainly not that far off. I think it's not unreasonable to think that implicit in the assets and the positions that FPL Energy has as a business from the order of 14-plus in enterprise value.

To just drive that home, I just flagged a couple of the key drivers behind the growth an income for FPL Energy, focusing on 2007. Now, let me hasten to add that this list is not exhaustive, and, in particular, I've deliberately excluded some of the negatives. There will be some offsets to these increases. If you add up the total of these increases in the next year, you're going to get quite a bit more than the number that we think is actually reasonable for FPL Energy for next year. But I want to show you how significant they are.

The '07 impact of 750 megawatt wind program for this year and the partial year impact of next year's program in that year is on the order of 75 to 85 million of net income. The rolloff of the hedges on the existing merchant assets is particularly significant next year. We, as some of you may recall, we hedged Seabrook extensively back in 2002, and many of those hedges were through the end of 2006. So, very roughly speaking, about half of the megawatt hours on Seabrook roll from hedges that were placed in the mid-30s per megawatt hour up to perhaps $80 a megawatt hour for the '07 value. So with a plant that puts out a little over 8 million megawatt hours, you can do the simple arithmetic. It's a lot of incremental gross margin pickup. Those two are, by far, the biggest drivers of growth and hedge support valuation. There are others, too. We're seeing expansion in spark-spreads, the value of capacity markets, so that's a clear positive, and we are continuing incrementally to expand our asset optimization and trading and full requirements deals. It's small and will continue to be small, but it does add something. Again, I haven't put forth the negatives. We've got all the good contracts that start to roll off next year, so some of that will bring that down. I use this chart to illustrate that these drivers, which I think everybody has recognized are pretty significant in the context of the value equation.

So then let's carry that forward, and if we believe that an FPL Energy enterprise value of 14 billion to 15 billion, very roughly speaking, is warranted by the nature of the portfolio and the nature of the asset positions, add to that Florida Power and Light based on a current multiple -- competitive multiple of 2006 earnings on an enterprise basis, that says that Florida Power and Light is worth somewhere in the 17 to 19 range. Subtract off the net debt, leave out some other minor puts and takes, and you come to an implied equity value of 19 to 22 million, which translates to a share price of $48 to $56 per share. I don't expect you to agree with every detail of my calculations. I used this merely to illustrate our confidence that the value proposition that we are offering here is a good one and a compelling one.

With that, let me make just a couple of remarks on the merger. This chart is one that you've seen before. We used it in the second quarter call. I'm using it here simply to reiterate that we continue to like the fundamental value proposition of the deal. We would like to get this deal done. We think it would be a significant step forward beyond the value proposition that I've already described. It's fundamentally a deal that's about making two really excellent competitive energy businesses that much better and stronger and sort of leapfrogging past others in the industry, and nothing has happened since December of last year when we announced the deal to shake our confidence in the fundamental merits. If anything, I think you would argue that the competitive businesses of both companies are a little bit stronger now.

So where are we? Unfortunately, we are, as you know, a little bit constrained by the next regulatory approval process, and the critical part remains Maryland. In every other respect, we are in very good shape. Unfortunately, in Maryland we still have very many significant sources of uncertainty starting with the most basic that we, at this stage, can't even tell you which PSC will be ruling on the approval of the merger. We are still waiting for a substantive judgment from the court of appeals of Maryland as to whether the provisions of Senate Bill 1, which they temporarily stayed, which acted essentially to fire the existing PSC are, in fact, valid or not. We have been expecting a substantive ruling for quite some time. We continue to expect it any day now, but nobody can tell you exactly when that is going to be. Obviously, that's a pretty important threshold issue -- to know who we're going to be dealing with for a PSC.

In the meantime, however, the existing PSC has put forth a procedural schedule, and we are working diligently to obtain approval within the constraints of that schedule. At the moment, that means that we are heavily engaged in responding to discovery requests by intervenors in the case, and that will continue for some time. We will know, I think, a great deal more when we start to see intervenor testimony come out. We'll know a great deal more when we go through the hearings in November, and the official schedule at the moment calls for a decision in mid-February.

So, unfortunately, I have to tell you that while we continue to love the basics of the deal, there is still significant regulatory uncertainty, so I can't guarantee that we're going to be able to bring the deal to closure on terms that will be acceptable to us. We remain committed to trying to make that happen and for working every lever at our disposal to try and get the results to come out where we want it to be, but there is some risk, non-zero probability that we'll not be able to get there, and as Lew has said on many occasions, we are absolutely committed to making sure that we deliver shareholder value, so we will not continue to pursue the merger at all expenses just to be able to say that we got a deal. So we're committed to the deal but not at the expense of shareholder value.

So, with that, by way of update, I guess we have a couple of moments for questions, or we'll go straight to the breakout?

Unidentified Participant: We'll go straight to the breakout so that we don't end up with an entire [inaudible].

Moray Dewhurst: Thank you.

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby providing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this document, on their respective websites, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

FPL Group and FPL are subject to complex laws and regulations and to changes in laws and regulations as well as changing governmental policies and regulatory actions, including initiatives regarding deregulation and restructuring of the energy industry.  FPL holds franchise agreements with local municipalities and counties, and must renegotiate expiring agreements.  These factors may have a negative impact on the business and results of operations of FPL Group and FPL.

  FPL Group and FPL are subject to complex laws and regulations, and to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended, the Public Utility Holding Company Act of 2005, the Federal Power Act, the Atomic Energy Act of 1954, as amended, the Energy Policy Act of 2005 (2005 Energy Act) and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the legislatures and utility commissions of other states in which FPL Group has operations, and the Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).  The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.  The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

  FPL Group and FPL are subject to extensive federal, state and local environmental statutes as well as the effect of changes in or additions to applicable statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs.  There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

  FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation or restructuring of the production and sale of electricity.  FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure.

  FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida.

The operation of power generation facilities, including nuclear facilities, involves significant risks that could adversely affect the results of operations and financial condition of FPL Group and FPL.

  The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source, including the supply and transportation of fuel, or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency.  This could result in lost revenues and/or increased expenses, including the requirement to purchase power in the market at potentially higher prices to meet its contractual obligations.  Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power.  In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, the potential payment of significant retrospective insurance premiums, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators.  Breakdown or failure of an operating facility of FPL Energy, LLC (FPL Energy) may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages.

The construction of, and capital improvements to, power generation facilities involve substantial risks.  Should construction or capital improvement efforts be unsuccessful, the results of operations and financial condition of FPL Group and FPL could be adversely affected.

  FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities within established budgets is contingent upon many variables and subject to substantial risks.  Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the write-off of their investment in the project or improvement.

The use of derivative contracts by FPL Group and FPL in the normal course of business could result in financial losses that negatively impact the results of operations of FPL Group and FPL.

  FPL Group and FPL use derivative instruments, such as swaps, options and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities.  FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform.  In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates.  As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.  In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC.

FPL Group's competitive energy business is subject to risks, many of which are beyond the control of FPL Group, that may reduce the revenues and adversely impact the results of operations and financial condition of FPL Group.

  There are other risks associated with FPL Group's competitive energy business.  In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel (including transportation), transmission constraints, competition from new sources of generation, excess generation capacity and demand for power.  There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy.  FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results.  In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without long-term power purchase agreements.  As a result, power from these facilities is sold on the spot market or on a short-term contractual basis, which may affect the volatility of FPL Group's financial results.  In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group's ability to successfully identify, complete and integrate acquisitions, including the proposed merger with Constellation Energy Group, Inc. (Constellation Energy) is subject to significant risks, including the effect of increased competition for acquisitions resulting from the consolidation of the power industry.

  FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry, in general, as well as the passage of the 2005 Energy Act.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.

  FPL Group's ability to successfully complete and integrate the proposed merger between FPL Group and Constellation Energy is subject to certain risks and uncertainties including the ability to obtain governmental approvals of the transaction on the proposed terms, conditions and schedule; the failure of FPL Group or Constellation Energy's shareholders to approve the transaction; the risk that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the U.S. Securities and Exchange Commission (SEC) by both FPL Group and Constellation Energy.  These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-135278) that Constellation Energy has filed with the SEC in connection with the proposed merger.

FPL Group's proposed merger with Constellation Energy is subject to receipt of consents or approvals from governmental entities that could delay or prevent the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

  Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, as required, from the FERC, the NRC and the public service commissions or similar entities in several of the states in which Constellation Energy and/or FPL Group operate electric and/or gas businesses, including the state of Maryland.  Among other things, governmental entities could condition their approval of the merger upon Constellation Energy and/or FPL Group entering into agreements to restrict the operations of the combined businesses in accordance with specified business conduct rules, to divest generation facilities or to take other actions which governmental entities deem necessary or desirable in the public interest.  The terms of any such conditions that may be imposed, if any, are not known by FPL Group as of the date hereof.  If those approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Constellation Energy nor FPL Group will be required to complete the merger.  Recently adopted energy legislation in Maryland requires the appointment of a new group of commissioners at the Maryland Public Service Commission (MPSC) and directs the MPSC to complete a prompt and comprehensive review of the merger pursuant to new standards.  These changes have created additional uncertainty about the MPSC approval process and may result in substantial delay in the timing of required MPSC approval of the merger or the imposition of terms and conditions that are unfavorable to the combined company, such as a requirement to share expected merger savings with utility customers.  In addition, one lawsuit has been filed challenging the constitutionality of certain provisions of the new legislation, and additional lawsuits may be filed in the future. The outcome of such litigation and the additional uncertainty that could result cannot be predicted. A substantial delay in obtaining required approvals or the imposition of unfavorable terms or conditions in connection with such approvals could have a material adverse effect on the business, financial condition or results of operations of FPL Group or the combined company. In addition, delays or unfavorable terms could lead Constellation Energy or FPL Group to become involved in litigation with one or more governmental entities or may cause the abandonment of the merger.

The anticipated benefits of combining FPL Group and Constellation Energy may not be realized.

  FPL Group entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, synergies, cost savings and operating efficiencies.  Although FPL Group expects to achieve the anticipated benefits of the merger, including the synergies, achieving them is subject to a number of uncertainties, including:

- the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

- whether the governmental entities whose approval is required to complete the merger impose conditions on the merger or require the combined company to share a portion of such merger benefits, from both the utility and competitive energy businesses, with utility customers, any of which may have an adverse effect on the combined company; and

- general competitive factors in the marketplace.

No assurance can be given that these benefits will be achieved, or if achieved, the timing of their achievement.  Failure to achieve these anticipated benefits could result in increased costs and decreases in the amount of expected revenues of the combined company.

  In addition, Constellation Energy's business involves certain risks which are different from the risks of FPL Group's current business, and as a result the combined company may be exposed to competitive, regulatory, operational and other challenges that do not affect FPL Group's businesses to a similar extent.

FPL Group and FPL will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses.

  Uncertainty about the effect of the merger on employees and customers may have an adverse effect on FPL Group and FPL, regardless of whether the merger is eventually completed.  Although FPL Group and FPL have taken steps designed to reduce any adverse effects, these uncertainties may impair FPL Group's and FPL's ability to attract, retain and motivate key personnel until the merger is completed, or the merger agreement is terminated, and for a period of time thereafter. These uncertainties also could cause customers, suppliers and others that deal with FPL Group and FPL to seek to change existing business relationships with FPL Group and FPL.

  Employee retention and recruitment may be particularly challenging during the pendency of the merger, as employees and prospective employees may be uncertain about their future roles with the combined company.  If, despite FPL Group's and FPL's retention and recruiting efforts, key employees depart or fail to accept employment with either of the companies because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, FPL Group's, FPL's or the combined company's business could be seriously harmed.

  The pursuit of the merger and the preparation for the integration of Constellation Energy and FPL Group place a significant burden on management and internal resources.  The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could harm FPL Group's and FPL's businesses, financial condition and operating results, regardless of whether the merger is eventually completed.

  In addition, the merger agreement restricts FPL Group and FPL, without Constellation Energy's consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates.  These restrictions may prevent FPL Group and FPL from pursuing otherwise attractive business opportunities and making other changes to their businesses prior to completion of the merger or termination of the merger agreement.

Because FPL Group and FPL rely on access to capital markets, the inability to maintain current credit ratings and access capital markets on favorable terms may limit the ability of FPL Group and FPL to grow their businesses and would likely increase interest costs.

  FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital Inc and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase their interest costs.

Customer growth in FPL's service area affects FPL Group's results of operations.

  FPL Group's results of operations are affected by the growth in customer accounts in FPL's service area.  Customer growth can be affected by population growth as well as economic factors in Florida, including job and income growth, housing starts and new home prices.  Customer growth directly influences the demand for electricity and the need for additional power generation and power delivery facilities at FPL.

Weather affects FPL Group's and FPL's results of operations.

  FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro-powered facilities.  FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, may affect fuel supply, and could require additional costs to be incurred.  At FPL, recovery of these costs is subject to FPSC approval.

FPL Group and FPL are subject to costs and other effects of legal proceedings as well as changes in or additions to applicable tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

  FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws and corporate governance requirements.

Threats of terrorism and catastrophic events that could result from terrorism may impact the operations of FPL Group and FPL in unpredictable ways.

  FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

The ability of FPL Group and FPL to obtain insurance and the terms of any available insurance coverage could be affected by national, state or local events and company-specific events.

  FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as company-specific events.

FPL Group and FPL are subject to employee workforce factors that could affect the businesses and financial condition of FPL Group and FPL.

  FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees and work stoppage that could affect the businesses and financial condition of FPL Group and FPL.

The risks described herein are not the only risks facing FPL Group and FPL.  Additional risks and uncertainties not currently known to FPL Group or FPL, or that are currently deemed to be immaterial, also may materially adversely affect FPL Group's or FPL's business, financial condition and/or future operating results.